UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G4772R101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4772R101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Infinity I-China Fund (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 536,940
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 536,940

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 536,940
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.47%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G4772R101

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Infinity-CSVC Partners, Ltd.
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,150,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,150,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer

Infinity Cross Border Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o Infinity-C.S.V.C. Management Ltd. 3 Azrieli Center (Triangle Tower) 42nd Floor, Tel Aviv, Israel, 67023

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Infinity I-China Fund (Cayman), L.P. (“I-China”)

(ii)	Infinity-CSVC Partners, Ltd. (“CSVC”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is

c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023.

Item 2(c).	Citizenship

(i)	I-China is a Cayman Islands limited partnership
(ii)	CSVC is a Cayman Islands exempted company

Item 2(d).	Title of Class of Securities

Ordinary shares, no par value

Item 2(e).	Cusip Number

G4772R101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

CSVC is the general partner of I-China and holds voting and dispositive power over the ordinary shares owned by I-China. CSVC is also the general partner of Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. and holds voting and dispositive power over the ordinary shares owned by those entities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 14, 2013

Infinity I-China Fund (Cayman), L.P.

By:	/s/ Avishai Silvershatz
Name: Avishai Silvershatz
Title: Managing Partner

Infinity-CSVC Partners, Ltd.

By:	/s/ Avishai Silvershatz
Name: Avishai Silvershatz
Title: Managing Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)